                         SECURITIES AND EXCHANGE COMMISSION

                               Washington, DC 20549

                                   Schedule 13G
                                  (Rule 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. ___)(1)

                    Integrated Systems Consulting Group, Inc.
                                (Name of Issuer)

                     Common Stock, $.005 par value per share
                         (Title of Class of Securities)

                                  45813K 10 7
                                (CUSIP Number)

















(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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CUSIP NO. 45813K 10 7

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Safeguard Scientifics, Inc. 23-1609753

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a)  /x/
                                                  (b)  / /
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     5.   SOLE VOTING POWER

     6.   SHARED VOTING POWER                756,025

     7.   SOLE DISPOSITIVE POWER

     8.   SHARED DISPOSITIVE POWER           756,025

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     756,025

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     9.4%

12.  TYPE OF REPORTING PERSON*

     CO






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CUSIP NO. 45813K 10 7

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Safeguard Scientifics (Delaware), Inc. 51-0291171

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a)  /x/
                                                  (b)  / /
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     5.   SOLE VOTING POWER

     6.   SHARED VOTING POWER                756,025

     7.   SOLE DISPOSITIVE POWER

     8.   SHARED DISPOSITIVE POWER           756,025

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     756,025

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     9.4%

12.  TYPE OF REPORTING PERSON*

     CO




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Item 1 (a)     Name of Issuer:
               ---------------

Integrated Systems Consulting Group, Inc.

Item 1 (b)     Address of Issuer's Principal Executive Offices:
               ------------------------------------------------

575 East Swedesford Road
Wayne, PA 19087

Item 2 (a)     Name of Person Filing:
               ----------------------

(1)       Safeguard Scientifics, Inc.
(2)       Safeguard Scientifics (Delaware), Inc.

Item 2 (b)     Address of Principal Business Office:
               -------------------------------------

(1)  800 The Safeguard Building
     435 Devon Park Drive
     Wayne, PA 19087-1945

(2)  103 Springer Building
     3411 Silverside Road
     Wilmington, DE 19803

Item 2 (c)     Citizenship:
               ------------

(1)  Pennsylvania
(2)  Delaware

Item 2 (d)     Title of Class of Securities:
               -----------------------------

Common Stock, $.005 par value per share

Item 2 (e)     CUSIP Number:
               -------------

45813K 10 7

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a :
          -------------------------------------------------------------------

          (a) / /   Broker or dealer registered under Section 15 of the Act.

          (b) / /   Bank as defined in Section 3(a)(6) of the Act.

          (c) / / Insurance Company as defined in Section 3(a)(19) of the Act.

          (d) / / Investment Company registered under Section 8 of the Investment Company Act of 1940.

          (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

          (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F).

          (g) / / Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7.





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          (h) / /   Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Not Applicable

Item 4         Ownership:
               ----------

(a)  Amount Beneficially Owned:

     756,025 (includes 169,931 currently exercisable warrants to purchase common stock)

(b)  Percent of Class:

     9.4%

(c)  Number of shares as to which such person has:

     (i)    sole power to vote or to direct the vote:

            0

     (ii)   shared power to vote or to direct the vote:

            756,025

     (iii)  sole power to dispose or to direct the disposition of:

            0

     (iv)   shared power to dispose or to direct the disposition of:

            756,025

Safeguard Scientiifcs (Delaware), Inc, a wholly owned subsidiary of Safeguard Scientifics, Inc.,. is the record holder of the shares reported herein as being beneficially owned by Safeguard Scientiifcs, Inc.

Item 5         Ownership of Five Percent or Less of a Class:
               ---------------------------------------------

Not applicable

Item 6         Ownership of More than Five Percent on Behalf of Another Person:
               ----------------------------------------------------------------

Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
               Company:
               -------------------------------------------------------------

Safeguard Scientifics (Delaware), Inc., a Delaware corporation, is a wholly owned subsidiary of Safeguard Scientifics, Inc..

Item 8         Identification and Classification of Members of the Group:
               ----------------------------------------------------------

Safeguard Scientifics (Delaware), Inc. and Safeguard Scientifics, Inc. are members of a group for purposes of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934.





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Item 9         Notice of Dissolution of Group:
               -------------------------------

Not applicable.

Item 10        Certification:
               --------------

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                            SIGNATURE
                            ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. In executing this statement, the undersigned agrees, to the extent required by Rule 13d-1(f), that this statement is being filed on behalf on each of the Reporting Persons herein.

                              SAFEGUARD SCIENTIFICS, INC.



                              By: /s/ James A. Ounsworth _
                                   James A. Ounsworth
                                   Sr. Vice President and General Counsel

Dated:  February 7, 1997


                              SAFEGUARD SCIENTIFICS (DELAWARE), INC.


                              By:/s/ James A. Ounsworth
                                   James A. Ounsworth
                                   Vice President

Dated:  February 7, 1997




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